FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

18 September 2008

HSBC TO DISPOSE OF 18.68 PER CENT INTEREST IN
FINANCIERA INDEPENDENCIA, MEXICO

HSBC Overseas Holdings UK Limited ("HSBC"), a wholly owned subsidiary of HSBC Holdings plc, has signed an agreement to dispose of its entire stake of 126,999,000 shares, equivalent to 18.68 per cent of the total issued share capital, in Financiera Independencia S.A.B, de C.V. SOFOM, E.N.R. ("Independencia"). The total consideration payable for HSBC's interest in Independencia will be MXP1,568 million (US$145 million).

Independencia is a Mexican consumer lender with over 1,000,000 customers. HSBC acquired a stake in Independencia in 2006 and the two companies have since worked together successfully to develop products and services for Mexican consumers. HSBC has now decided to focus on its core Mexican retail financial services business.

Under an existing agreement between the controlling shareholders of Independencia and HSBC, two trusts - JP Morgan F/00474 and JPMorgan F/00479 ("the trusts") - will acquire 76,999,000 shares, 11.32 per cent of the issued share capital of Independencia, from HSBC for a consideration of MXP951 million (US$88 million).

At the same time, Independencia will seek shareholders' approval for a reduction of the issued share capital of the company from 680 to 630 million shares - equivalent to HSBC's remaining 50 million shares - at a redemption price of MXP12.35 per share, the same price at which the trusts will acquire shares directly from HSBC. Any shares retained by HSBC after the reduction will be acquired by the trusts at MXP12.35 per share.

Following the sale, the existing shareholders' agreement between HSBC and the controlling shareholders of Independencia will be terminated. Completion is expected on or before 30 November 2008.

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: September 19, 2008